EXHIBIT 99.2

AETERNA ZENTARIS INC.

(incorporated under the laws of Canada)

6,600,000 Units

Each Unit Consisting of One Common Share

And

0.45 of a Warrant to Purchase One Common Share

UNDERWRITING AGREEMENT

Dated: October 12, 2012

AETERNA ZENTARIS INC.

(incorporated under the laws of Canada)

6,600,000 Units

Each Unit Consisting of One Common Share

And

0.45 of a Warrant to Purchase One Common Share

UNDERWRITING AGREEMENT

October 12, 2012

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

United States

Ladies and Gentlemen:

AETERNA ZENTARIS INC. (the “Company”), a corporation incorporated under the Canada Business Corporations Act (the “CBCA”), confirms its agreement with Roth Capital Partners, LLC (the “Underwriter”) with respect to the sale by the Company and the purchase by the Underwriter of the units of the Company (“Units”) set forth in SCHEDULE A hereto, each of which shall be comprised of one (1) common share of the share capital of the Company (the “Offered Shares”) and 0.45 of a warrant to purchase one (1) common share of the share capital of the Company (each, a “Warrant” and, collectively, the “Warrants”). The common shares of the share capital of the Company are generally referred to herein as “Common Shares.” The Common Shares issuable upon exercise of the Warrants are referred to herein as the “Warrant Shares.” The aforesaid Units, Offered Shares, Warrants and Warrant Shares are herein called, collectively, the “Securities.” The Units will not be certificated and the Offered Shares and the Warrants will be separately issued and transferrable.

The Company understands that the Underwriter proposes to take the actions contemplated by this Agreement as soon as the Underwriter deems advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the Autorité des marchés financiers (the “AMF”) in the province of Quebec, a final short form base shelf prospectus dated June 8, 2012 relating to the offering of up to an aggregate of US$100,000,000 of Common Shares and/or warrants (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the Securities Act (Quebec) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the AMF (collectively, as applied and interpreted, the “Quebec Securities Laws”). The term “Canadian Securities Laws” shall refer to the securities laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Prince Edward Island, New Brunswick, Newfoundland and Labrador and Nova Scotia (the “Canadian Reporting Jurisdictions”), together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such Canadian Reporting Jurisdiction (each, a “Canadian Commission”), as applied and interpreted by such

Canadian Commission and, for greater certainty, shall include Quebec Securities Laws. The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (the “Shelf Procedures”). The Company has obtained from the AMF a receipt for the Canadian Base Prospectus (a “Final Receipt”).

The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-181714) covering the public offering and sale of the securities qualified under Quebec Securities Laws by the Canadian Base Prospectus, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”) (the Canadian Base Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the offering and two business days of the execution and delivery of this Agreement, with the AMF, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the AMF, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the AMF, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.” Any preliminary prospectus supplement, including all documents incorporated by reference therein, together with the Canadian Base Prospectus, is hereinafter called a “Canadian Preliminary Prospectus.”

The registration statement on Form F-10, including the U.S. Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the “Preliminary Prospectuses.” The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus shall be deemed to refer to and include any documents filed with the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the Closing Time (as defined below) (the period from the date hereof through and including the Closing Time, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period, where such material is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

As used in this Agreement:

“Applicable Time” means 8:30 A.M., New York City time, on October 12, 2012 or such other time as agreed by the Company and the Underwriter.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent U.S. Preliminary Prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on SCHEDULE B-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in SCHEDULE B-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Material Adverse Effect” means an act, event, occurrence, development or circumstance that has resulted in or could reasonably be expected to result in a material adverse effect in or on the results of operations, assets, business, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any Preliminary Prospectus or any Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any Preliminary Prospectus or any Prospectus, as the case may be, prior to the execution and delivery of this Agreement.

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to the Underwriter and agrees with the Underwriter, as follows:

(i) Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the 1933 Act) and, as of the Effective Date (as defined below), met the requirements for use of Form F-10 under the 1933 Act and was, as of the Effective Date, qualified to use a short form prospectus and the Shelf Procedures provided under Canadian Securities Laws; a Final Receipt has been obtained from the AMF in respect of the Canadian Base Prospectus, and no order having the effect of ceasing or suspending the trading or distribution of the Securities or the Common Shares generally has been issued by any Canadian Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Commission or any court; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the 1933 Act and has been filed with the Commission; pursuant to Rule 467(b) under the 1933 Act, the Registration Statement became effective on June 11, 2012 (the “Effective Date”); if requested, copies of the Registration Statement and the Canadian Base Prospectus, including amendments thereto, if any, have been delivered to the Underwriter, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; at the Closing Time, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Offered Shares and the Warrant Shares on the Toronto Stock Exchange (“TSX”) or on The NASDAQ Global Market (“NASDAQ”) (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the AMF in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(ii) Accurate Disclosure. On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the AMF and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Time, and prior to the expiry of the period of distribution of the Units (A) the Canadian Prospectus or, in the case of the Effective Date, the Canadian Base Prospectus, in each case, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of Quebec Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in Quebec Securities Laws) relating to the Company and its subsidiaries (taken as a whole) and to the Securities and did not and will not contain any misrepresentation (as defined in Quebec Securities Laws), (B) the U.S. Prospectus or, in the case of the Effective Date, the U.S. Base Prospectus, did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included or incorporated by reference therein, and the Form F-X did, and will, comply in all material respects with all applicable provisions of the 1933 Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (E) the U.S. Prospectus, or in the case of the Effective Date, the U.S. Base Prospectus, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading. As of the Applicable Time (A) the General Disclosure Package and (B) any individual Issuer Limited Use Free Writing Prospectus when considered together with the General Disclosure Package, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Time and (ii) the completion of the distribution of the Units, any offering material in connection with the offering or sale of the Securities other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the 1933 Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the AMF, conformed or will conform, respectively, in all material respects with the requirements of Quebec Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 164 and 433(d) under the 1933 Act.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by the Underwriter for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the first and second sentence of the first paragraph under the heading “Underwriting–Discounts, Commissions and Expenses,” the information in the paragraph under the heading “Underwriting–Price Stabilization” and the information under the heading “Underwriting–Electronic Distribution” in each case contained in the Prospectuses (collectively, the “Underwriter Information”).

(iii) Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with the Underwriter Information.

(iv) Company Not Ineligible Issuer. At the time of filing the Registration Statement, the Company was not an “ineligible issuer,” as defined in Rule 405.

(v) Independent Accountants. The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectuses are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the Securities Exchange Act of 1934, as amended (the “1934 Act”), the rules and regulations under the 1934 Act (the “1934 Act Regulations”), the Public Accounting Oversight Board and Canadian Securities Laws and are independent in accordance with the requirements of the institute or professional order of chartered accountants in each Canadian Reporting Jurisdiction.

(vi) Financial Statements. The consolidated financial statements of the Company included in or incorporated by reference into the Registration Statement, the General Disclosure Package and the Prospectuses, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries at the dates indicated and the consolidated results of operations and cash flows of the Company at the dates and for the periods specified (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments which will not be material, either individually or in the aggregate); said financial statements have been prepared in conformity in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto as in effect as of the time of filing and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and for all periods ending on or before December 31, 2010, in accordance with International Financial Reporting Standards (“IFRS”) as implemented in Canada for all periods ending on or after January 1, 2011 (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements). The supporting schedules, if any, present fairly in accordance with Canadian GAAP or IFRS, as applicable, the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses under the 1933 Act or the 1933 Act Regulations or Canadian Securities Laws. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectuses present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.

(vii) No Material Adverse Change in Business. Except as disclosed therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, as applicable, (A) no Material Adverse Effect has occurred, (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of shares of its share capital.

(viii) Good Standing of the Company. The Company is an entity duly incorporated, validly existing and in good standing under the CBCA, with the requisite power and authority to own and use its properties and assets and to carry on its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except, in each case, where the failure to be so qualified or in good standing or have such power or authority would not or would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect.

(ix) Good Standing of Subsidiaries. Each subsidiary of the Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and is duly qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its respective ownership or lease of property or the conduct of its respective business requires such qualification, except, in each case, where the failure to be so qualified or in good standing or have such power or authority would not or would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, all of the issued and outstanding shares of capital stock of each subsidiary of the Company have been duly authorized and validly issued, and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities, and all of the capital stock or other equity interests of each subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction. The only subsidiaries of the Company are Aeterna Zentaris GmbH, Aeterna Zentaris, Inc. and Zentaris IVF GmbH.

(x) Capitalization. The authorized, issued and outstanding capitalization is as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company’s existing stock option plan, or changes in the number of outstanding Common Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof or as a result of issuances pursuant to this Agreement). The outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding Common Shares were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company.

(xi) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xii) Authorization and Description of Securities. The Offered Shares forming part of the Units to be purchased by the Underwriter from the Company have been duly authorized for issuance and sale to the Underwriter pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against and upon payment in full of the consideration set forth herein for the Units, the Offered Shares will be validly issued and fully paid and non-assessable; and the issuance of such Offered Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company. The Warrants have been duly authorized, and when executed and delivered by the Company, will constitute valid and binding obligations of the Company enforceable in accordance with their terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, receivership, liquidation, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued by the Company upon valid exercise of the Warrants and payment of the exercise price therefor, will be validly issued and fully paid and non-assessable; and the issuance of the Warrants and the Warrant Shares is not subject to pre-emptive or other similar rights of any securityholder of the Company. The Securities conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(xiii) Registration Rights. No Person has any right to cause the Company to effect the registration under the 1933 Act of any securities of the Company.

(xiv) Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (A) in violation of its articles, charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject, except for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Units as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any subsidiary is a party or by which the Company or any subsidiary may be bound or to which any of the properties or assets of the Company or any subsidiary may be subject (except for (i) such conflicts, breaches or defaults as have been irrevocably waived and (ii) such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of (x) the provisions of the articles, charter, by-laws or similar organizational document of the Company or any of its subsidiaries or (y) any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity except where such violation would not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xv) Absence of Labor Dispute. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, no labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xvi) Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the Company’s knowledge, threatened, against or affecting the Company or any of its subsidiaries, which if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate, or would reasonably be expected to materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xvii) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with a Canadian Commission which have not been so described and filed as required.

(xviii) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the TSX and NASDAQ, the AMF, Canadian Securities Laws, state securities laws or the by-laws and rules of The Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xix) Possession of Licenses and Permits. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company and each of its subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the General Disclosure Package and the Prospectuses (the “Governmental Licenses”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All of such Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, neither the Company nor any of its subsidiaries have received written notice of any proceeding relating to revocation or modification of any such Governmental License or has any reason to believe that such Governmental License will not be renewed in the ordinary course, except where such revocation, modification or failure to obtain any such renewal would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(xx) Title to Property. Neither the Company nor any of its subsidiaries owns or has title to any real property. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company and its subsidiaries have good and marketable title to all personal property (excluding Intellectual Property, which is addressed below) owned by them that are material to the businesses of the Company or such subsidiary, in each case free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind, except those that (i) do not, individually or in the aggregate, materially interfere with the use made and proposed to be made of such property by the Company and any of its subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package and the Prospectuses, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease. Any real property described in the Registration Statement, the General Disclosure Package and the Prospectuses as being leased by the Company and any of its subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to result in a Material Adverse Effect.

(xxi) Possession of Intellectual Property. The Company owns, or has obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement, the General Disclosure Package and the Prospectuses as either being owned or licensed by it or necessary for the conduct of its business as currently conducted as described in the Registration Statement, the General Disclosure Package and the Prospectuses (collectively, “Intellectual Property”), except where the failure to own, license or have such rights would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as set forth in the Registration Statement, the General Disclosure Package and Prospectuses or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) to the Company’s knowledge, there are no third parties who have ownership rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company; (ii) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, scope or enforceability of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim upon commercialization of the product candidates described in the Registration Statement, the General Disclosure Package and the Prospectuses; (vi) there is no patent or patent application known to the Company that contains claims that interfere with the issued or pending claims of any of the Intellectual Property; (vii) to the Company’s knowledge, no employee of the Company or any subsidiary is in or has ever been in violation of any term of any patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement with, or any restrictive covenant to, a former employer where the basis of such violation relates to such employee’s employment with the Company or any subsidiary, or actions undertaken by the employee while employed with the Company or any subsidiary; and (viii) to the Company’s knowledge, there is no prior art that may render any patent application owned by the Company of the Intellectual Property unpatentable that has not been disclosed to the U.S. Patent and Trademark Office.

(xxii) Trials. The clinical, pre-clinical and other trials, studies and tests conducted by or on behalf of or sponsored by the Company, or in which the Company has participated, that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, the General Disclosure Package and the Prospectuses were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable statutes, rules, regulations and policies of the U.S. Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which it is subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312, and current Good Clinical Practices and Good Laboratory Practices; the descriptions in the Registration Statement, the General Disclosure Package and the Prospectuses of the preliminary or interim results of such studies and tests received by the Company to date are accurate and complete in all material respects and fairly present the data derived from such trials, studies and tests, and except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company has no knowledge of any other trials, studies or tests the results of which are inconsistent with or otherwise call into question the results described or referred to in the Registration Statement, the General Disclosure Package and the Prospectuses; the Company has operated and is currently in compliance in all material respects with all applicable statutes, rules, regulations and policies of the Regulatory Authorities; and the Company has not received any notices, correspondence or other communication from the Regulatory Authorities or any other governmental agency which could lead to the termination or suspension of any clinical or pre-clinical trials, studies or tests that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, General Disclosure Package and the Prospectuses and, to the Company’s knowledge, there is no reasonable basis for the same.

(xxiii) Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement, the General Disclosure Package and the Prospectuses and are each in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) to the Company’s knowledge, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxiv) Accounting Controls and Disclosure Controls. The Company maintains on a consolidated basis effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS (in the case of financial statements prepared in respect of periods ending prior to January 1, 2011, in conformity with Canadian Securities Laws and Canadian GAAP) and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses, since the end of the Company’s most recent audited financial year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company maintains on a consolidated basis an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or any Canadian Commission’s, as the case may be, rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxv) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(xxvi) Payment of Taxes. The Company and its subsidiaries each (i) have timely filed all necessary federal, state, provincial, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, provincial, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them or any of their respective properties or assets, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (xxvi), that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority. The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since December 31, 2011 the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(xxvii) Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Effect. Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxviii) Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectuses will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxix) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of the Canadian Securities Laws or Regulation M under the 1934 Act.

(xxx) Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (“the CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA or the CFPOA.

(xxxi) Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxxii) OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any subsidiary located, organized or resident in a country or territory that is the subject of Sanctions, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses; and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the rules of OFAC.

(xxxiii) Lending Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of the Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of the Underwriter.

(xxxiv) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xxxv) Corporate Records. All existing minute books of the Company and each of its subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nominating and Corporate Governance and other board committees) and shareholders of the Company since January 1, 2010 (collectively, the “Corporate Records”) have been made available to the Underwriter and its counsel and all such Corporate Records are complete. There are no transactions, agreements or other actions of the Company or any of its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. The Company is a reporting issuer in each Canadian Reporting Jurisdiction that recognizes the concept of reporting issuer, and is not on the list of defaulting reporting issuers maintained with the Canadian Commissions in each Canadian Reporting Jurisdiction that maintains such a list.

(xxxvi) Forward-Looking Statements. No forward-looking statement or forward looking information (within the meaning of Section 27A of the 1933 Act, Section 21E of the 1934 Act and Section 225.0.1 of the Securities Act (Quebec)) contained in either the General Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xxxvii) Canadian Filings. The Company has filed all documents required to be filed by it with the Canadian Commissions under Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof, other than material contracts filed with the Canadian Commissions with certain provisions redacted as permitted by Canadian Securities Laws. None of the documents filed by or on behalf of the Company in accordance with applicable Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation (as defined under Quebec Securities Laws).

(xxxviii) No Cease Trade Orders. No Canadian Commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened, and the Company is not in default of any requirement of Canadian Securities Laws except such as would not result in a Material Adverse Effect.

(xxxix) Public Disclosure Record. As of the date hereof, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Company or its subsidiaries, or their respective businesses, which have not been publicly disclosed in the Company’s continuous disclosure filings or in one or more of the Company’s press releases, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Company has filed all documents required to be filed by it under applicable Canadian Securities Laws and U.S. Securities Laws, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(xl) Non-Arm’s-Length Transactions. Neither the Company nor any subsidiary owes any amount to, nor has the Company or any subsidiary made any present loans to, or borrowed any amount from, or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any subsidiary. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses and except for usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Company and the subsidiaries.

(xli) Related Party Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company that are required to be disclosed that have not been described in the Registration Statement, the General Disclosure Statement and the Prospectuses.

(xlii) Brokers. Except for the Underwriter, there is no person, firm or corporation acting or purporting to act for the Company, entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(xliii) No Withholding. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, other than any income tax that may be levied on the income of the Underwriter or withholding, if any, with respect to such income tax, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(xliv) No Rating. No securities of the Company or any of its subsidiaries have been rated by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the 1933 Act).

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Underwriter or its counsel shall be deemed a representation and warranty by the Company to the Underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to the Underwriter; Closing.

(a) Purchase and Sale. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriter and the Underwriter agrees to purchase from the Company, at the price per Unit set forth in SCHEDULE A hereto, that number of Units set forth in SCHEDULE A hereto.

(b) Payment. Payment of the purchase price for the Units shall be made by wire transfer of immediately available funds payable to the order of the Company against delivery of the Offered Shares and Warrants comprising the Units to the Underwriter, at the offices of Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, or such other location as may be mutually agreed upon by the Underwriter and the Company, at 9:00 A.M. (New York City time) on the third (fourth, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day in New York City after the date hereof, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriter and the Company such time and date of delivery and payment being herein called the “Closing Time”).

At the Closing Time, the Company shall deliver the Offered Shares and Warrants comprising the Units, which shall be registered in the name or names and shall be in such denominations as the Underwriter may request at least one (1) business day before the Closing Time, which delivery shall, with respect to the Common Shares, be made through the facilities of the Depository Trust Company’s DWAC system and which delivery shall, with respect to the Warrants, be mailed as specified by the Underwriter.

SECTION 3. Covenants of the Company. The Company covenants with the Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), agrees: (i) to make no further amendment or supplement prior to the Closing Time to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Underwriter, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to advise the Underwriter promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Underwriter with copies thereof; (iii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the Canadian Commissions to comply with Canadian Securities Laws and with the rules of TSX and NASDAQ to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to provide the Underwriter with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the 1934 Act or pursuant to Canadian Securities Laws and to promptly notify the Underwriter of such filing; (v) to advise the Underwriter, promptly after it receives notices, (x) of any request by the AMF or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus or for additional information with respect thereto or (y) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the trading or distribution of any securities issued by the Company or the use of, or distribution of securities under, the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Underwriter promptly of the happening of any event within the time during which a prospectus relating to the Units is required to be delivered under the Securities Act or Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (i) constitute full, true and plain disclosure of all material facts relating to the Securities and (ii) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 3(b) hereof, to prepare and furnish promptly to the Underwriter, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change; and (vii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or any Canadian Commission shall issue any order having the effect of ceasing or suspending the trading or distribution of any securities issued by the Company, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b) Continued Compliance with Securities Laws. The Company will comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the AMF on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two (2) business days following the date of this Agreement, and file the U.S. Prospectus Supplement with the Commission within one (1) business day following the filing of the Canadian Prospectus Supplement with the AMF. If during the period in which a prospectus is required by law to be delivered by the Underwriter or a dealer in connection with the distribution of the Units contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriter or its counsel, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, to comply with any law, the Company promptly will prepare and file with the Commission and the AMF, and furnish at its own expense to the Underwriter, an appropriate amendment to the Registration Statement or Canadian Prospectus or supplement to the U.S. Prospectus, Canadian Prospectus or any applicable Issuer Free Writing Prospectus, so that the Registration Statement or any Issuer Free Writing Prospectus as so amended or the

U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented, will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus will comply with such law. Before amending the Registration Statement or any Issuer Free Writing Prospectus or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the offering of the Units, the Company will furnish the Underwriter with a copy of such proposed amendment or supplement and provide the Underwriter and its counsel with reasonable time for review and will not file any such amendment or supplement to which the Underwriter reasonably objects.

(c) Delivery of Registration Statements. If requested, the Company has furnished or will deliver to the Underwriter and its counsel, without charge, signed copies of (i) the Canadian Base Prospectus as originally filed with the AMF and (ii) the Registration Statement as originally filed with the Commission, and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and if requested, will also deliver to the Underwriter, without charge, a conformed copy of the Canadian Base Prospectus and the Registration Statement as originally filed and each amendment thereto (without exhibits). The copies of the Canadian Base Prospectus, the Registration Statement, and each amendment thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the AMF and with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d) Delivery of Prospectuses. The Company has delivered to the Underwriter, without charge, as many copies of each Preliminary Prospectus as the Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to the Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectuses (as amended or supplemented) as the Underwriter may reasonably request. The Prospectuses and any amendments or supplements thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the AMF or the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Underwriter, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Underwriter may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f) Rule 158. The Company will make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule158).

(g) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Units in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectuses under “Use of Proceeds.”

(h) OFAC Compliance. The Company will not directly or indirectly use any proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as an underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the OFAC Licenses.

(i) Listing. The Company will use its commercially reasonable efforts to effect and maintain the listing of the Offered Shares and the Warrant Shares on the TSX and NASDAQ (or The NASDAQ Capital Market) for a period of at least 12 months.

(j) Restriction on Sale of Securities. During a period of 45 days from the date of the Prospectuses, the Company will not, without the prior written consent of the Underwriter, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act or prospectus under Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be issued or sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to the Company’s existing stock option plan referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, or (D) any Common Shares issued at an effective price per Common Share not less than the initial public offering price of the Units set forth on the cover pages of the Prospectuses. Notwithstanding the foregoing, if (1) during the last 17 days of the 45-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 45-day restricted period, the Company announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 45-day restricted period, the restrictions imposed in this clause (i) shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriter waives, in writing, such extension.

(k) Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations and shall file with the Canadian Commissions all documents required to be filed therewith under, and within the time periods required by, Canadian Securities Laws.

(l) Press Releases. Subject to compliance with applicable law, any press release of the Company relating to the offering of the Units will be provided in advance to the Underwriter, and the Company will agree to the form and substance thereof with the Underwriter, prior to the release thereof.

(m) Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Underwriter, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Underwriter will be deemed to have consented to the Issuer Free Writing Prospectuses listed on SCHEDULE B-2 hereto and any “written communication that is a road show” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Underwriter. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Underwriter as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Underwriter and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. Without the prior written consent of the Company, the Underwriter will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Company will be deemed to have consented to the Issuer Free Writing Prospectuses listed on SCHEDULE B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Company.

SECTION 4. Payment of Expenses.

(a) Expenses. Whether or not the offering of the Units contemplated hereby is consummated, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) and Canadian Prospectus as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriter of copies of each Preliminary Prospectus, each Issuer Free Writing Prospectus of which is it aware and of which it consents to the use thereof, and the Prospectuses and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriter to investors, (iii) the preparation, issuance and delivery of the certificates for the Offered Shares and the Warrants comprising the Units to the Underwriter, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Offered Shares and the Warrants comprising the Units to the Underwriter, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriter in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriter in connection with, the review by FINRA of the terms of the sale of the Units, (ix) the fees and expenses incurred in connection with the listing of the Offered Shares and the Warrant Shares on the TSX and NASDAQ, (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Units made by the Underwriter caused by a breach of the representation contained in the third sentence of Section 1(a)(ii), and (xi) the reasonable and documented out-of-pocket expenses of the Underwriter in connection with the offering of the Securities, including reasonable and documented fees and disbursements of counsel to the Underwriter; provided that (i) in the event that the offering of the Units does not consummate for any reason other than as specified in Section 4(b), the Company shall not be liable for more than an aggregate of $25,000 of such expenses and (ii) out-of-pocket and legal expenses (other than those covered in clauses (v) and (viii) above) exceeding $50,000 shall require the prior approval of the Company, such approval not to be unreasonably withheld. In no event shall the total compensation paid to the Underwriter, including any selling group members or other securities brokers and dealers participating in the offering of the Units, exceed 8.0% of the gross proceeds to the Company from the sale of the Units as contemplated hereby.

(b) Termination of Agreement. If this Agreement is terminated by the Underwriter in accordance with the provisions of Section 5, Section 10(a)(i) or (iii), the Company shall reimburse the Underwriter upon demand and, if requested by the Company, receipt of written invoices, for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriter, that shall have been incurred by the Underwriter in connection with this Agreement and the offering and sale of the Units.

(c) Allocation of Expenses. The provisions of this Section shall not affect any agreement that the Company may make for the sharing of such costs and expenses.

SECTION 5. Conditions of the Underwriter’s Obligations. The obligations of the Underwriter hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of the covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement. The Registration Statement has become effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, the Canadian Prospectus shall have been filed with the AMF under the Shelf Procedures, in each case within the time periods required thereunder, no order preventing or suspending the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission or any Canadian Commission for additional information.

(b) Opinions of Canadian Counsel for Company. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Norton Rose Canada LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriter.

(c) Opinion of U.S. Counsel for Company. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Ropes & Gray LLP, U.S. counsel for the Company, in form and substance satisfactory to counsel for the Underwriter.

(d) Opinion of German Counsel for Company. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Verena Weyrauch, Senior Director, Human Resources and Legal Affairs of Aeterna Zentaris GmbH, German counsel for the Company, in form and substance satisfactory to counsel for the Underwriter.

(e) Opinion of IP Counsel for Company. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Gunter Nauwald, Senior Director, Patents and Trademarks of Aeterna Zentaris GmbH, internal German IP counsel for the Company, in form and substance satisfactory to counsel for the Underwriter.

(f) Opinion of Canadian Counsel for Underwriter. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Gowling Lafleur Henderson LLP, Canadian counsel for the Underwriter, in form and substance satisfactory to the Underwriter.

(g) Opinion of U.S. Counsel for Underwriter. At the Closing Time, the Underwriter shall have received the favorable opinion, dated the Closing Time, of Lowenstein Sandler PC, U.S. counsel for the Underwriter, in form and substance satisfactory to the Underwriter.

(h) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any Material Adverse Effect and the Underwriter shall have received a certificate of the chief executive officer of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties of the Company in this Agreement are true and correct in all material respects (except, in each case, for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects) with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order having the effect of ceasing or suspending the trading or distribution of the Securities or the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(i) Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Underwriter shall have received from Pricewaterhouse Coopers LLP a letter, dated such date, in form and substance satisfactory to the Underwriter, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectuses.

(j) Bring-down Comfort Letter. At the Closing Time, the Underwriter shall have received from Pricewaterhouse Coopers LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection Section 5(i) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(k) Approval of Listing. At the Closing Time, the Offered Shares and the Warrant Shares shall have been approved for listing on NASDAQ, subject only to official notice of issuance. The TSX shall have accepted for filing notice of the offering of the Units and shall have conditionally approved the listing of the Offered Shares and the Warrant Shares subject only to the satisfaction of customary post-closing requirements.

(l) Lock-up Agreements. At the date of this Agreement, the Underwriter shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on SCHEDULE C hereto.

(m) Additional Documents. On or prior to the Closing Time, counsel for the Underwriter shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Units as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriter and its counsel.

(n) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Underwriter by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Section 4, Section 6, Section 7, Section 15, Section 16, Section 17 and Section 18 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of the Underwriter. The Company agrees to indemnify and hold harmless the Underwriter, its affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls the Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Units (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any Preliminary Prospectus, Issuer Free Writing Prospectus, Prospectuses or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including, subject to Section 6(c), the fees and disbursements of counsel chosen by the Underwriter), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this

Section 6(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b) Indemnification of Company, Directors and Officers. The Underwriter agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 6 (except that for purposes of Section 6(a)(iii), the applicable counsel shall be that selected by the Company), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 6. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Underwriter, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and the Underwriter, on the other hand, from the offering of the Units pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand, and of the Underwriter, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriter, on the other hand, in connection with the offering of the Units pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Units pursuant to this Agreement (before deducting expenses) received by the Company on the one hand, and the total underwriting discount received by the Underwriter, on the other hand, in each case as set forth on the cover of the Prospectuses, bear to the aggregate initial public offering price of the Units as set forth on the cover of the Prospectuses.

The relative fault of the Company on the one hand, and the Underwriter, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, the Underwriter shall not be required to contribute any amount in excess of the underwriting discount received by the Underwriter in connection with the Units underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls the Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the Underwriter’s Affiliates and selling agents shall have the same rights to contribution as the Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8. Tombstone Advertisements. Upon consummation of the Offering, the Underwriter may, at its own expense, place customary “tombstone” advertisements in such newspapers and periodicals as it may desire.

SECTION 9. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriter or its Affiliates or selling agents, any person controlling the Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Units.

SECTION 10. Termination of Agreement.

(a) Termination. The Underwriter may terminate this Agreement, by notice to the Company at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Underwriter, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any Material Adverse Effect, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Underwriter, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Units, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Canadian Commission or the TSX or NASDAQ, or (iv) if trading generally on the TSX, NYSE AMEX or the New York Stock Exchange or in the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other Canadian or U.S. governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States or with respect to Clearstream or Euroclear systems in Europe and is continuing, or (vi) if a banking moratorium has been declared by either U.S. Federal, New York State, or Canadian Federal authorities.

(b) Effect of Termination. Any termination of this Agreement pursuant to the provisions of this Agreement shall be without liability of any party to any other party except that the provisions of Section 4, Section 6, Section 7, Section 15, Section 16, Section 17 and Section 18 hereof shall at all times be effective and shall survive such termination.

SECTION 11. [RESERVED]

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriter shall be directed to it at 888 San Clemente Drive, Newport Beach, California 92660, United States, facsimile number: (949) 720-7227, Attention: Aaron Gurewitz, Head of Equity Capital Markets; with a copy to Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068, United States, facsimile number: (973) 597-2383, Attention: John D. Hogoboom, Esq. Notices to the Company shall be directed to it at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada, GIP 4P5, facsimile number: (418) 652-0881, Attention: Juergen Engel, President and Chief Executive Officer, and Dennis Turpin, Senior Vice President and Chief Financial Officer; with a copy to Norton Rose Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Quebec, H3B 1R1, Canada, facsimile number: (514) 286-5474, Attention: Elliot Shapiro; and with a copy to Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, United States, facsimile number (617) 951-7050, Attention: Patrick O’Brien, Esq.

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Units pursuant to this Agreement, including the determination of the initial public offering price of the Units and any related discounts and commissions, is an arm’s length commercial transaction between the Company, on the one hand, and the Underwriter, on the other hand, (b) in connection with the offering of the Units and the process leading thereto, the Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries, or its respective stockholders, creditors, employees or any other party, (c) the Underwriter has not assumed and will not assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Units or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) and the Underwriter has no obligation to the Company with respect to the offering of the Units except the obligations expressly set forth in this Agreement, (d) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriter has not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Units and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriter for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriter shall have no liability (whether direct or indirect) to the Company in respect of any such fiduciary duty claim.

SECTION 14. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriter, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriter, the Company and their respective successors and the controlling persons and officers and directors referred to in Section 6 and Section 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriter, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Units from the Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and the Underwriter each hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 17. Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States irrevocably appoints Aeterna Zentaris, Inc. as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 18. Judgment Currency. The obligation of the Company in respect of any sum due to the Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Underwriter of any sum adjudged to be so due in such other currency on which (and only to the extent that) the Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to the Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriter hereunder, the Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Underwriter hereunder.

SECTION 19. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 21. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 22. Entire Agreement. This Agreement represents the entire agreement and understanding among the parties with respect to the subject matter hereof and the transactions contemplated hereby and, except as provided in the next sentence, it shall supersede and replace all prior agreements between the parties with respect to such matter and transactions, including that certain engagement letter agreement between the Underwriter and the Company dated October 4, 2012 (the “Engagement Letter”). Notwithstanding the foregoing, the provisions of Section 5 and Exhibit I to the Engagement Letter (relating to indemnification) shall survive with respect to any act or omission occurring prior to execution and delivery of this Agreement by the parties hereto and Section 8 (confidentiality) shall survive.

[Signature page follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriter and the Company in accordance with its terms.

Very truly yours, AETERNA ZENTARIS INC.

By:	/s/ Dennis Turpin
Dennis Turpin, CPA, CA Senior Vice President & Chief Financial Officer

CONFIRMED AND ACCEPTED, as of the date first above written: ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Aaron Gurewitz Head of Equity Capital Markets

SCHEDULE A

The initial public offering price for the Units shall be US$2.50 per Unit.

The purchase price for the Units to be paid by the Underwriter shall be US$2.35 per Unit, being an amount equal to the initial public offering price set forth above less US$0.15 per Unit.

Name of Underwriter	Number of Units
Roth Capital Partners, LLC	6,600,000

Total	6,600,000

Sch A-1

SCHEDULE B-1

Pricing Terms

1. The Company is selling 6,600,000 Units, each being comprised of one (1) Common Share in the share capital of the Company and 0.45 of a Warrant, each to purchase one (1) Common Share.

2. The initial public offering price for Units shall be US$2.50 per Unit.

3. Each whole Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of US$3.45 per Common Share for a period of five years commencing on the date of issuance.

Sch B-1

SCHEDULE B-2

Free Writing Prospectuses

Sch B-1

SCHEDULE C

List of Persons Subject to Lock-up

Marcel Aubut

Paul Blake

José P. Dorais

Carolyn Egbert

Juergen Engel

Juergen Ernst

Pierre Lapalme

Gérard Limoges

Michael Meyers

Nicholas Pelliccione

Matthias Seeber

Dennis Turpin

Sch C-1

Exhibit A

Form of lock-up from directors, officers or other stockholders pursuant to Section 5(l)

October 12, 2012

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

United States

Re: Proposed Public Offering by Aeterna Zentaris Inc.

Dear Sirs:

The undersigned, a stockholder and an officer and/or director of Aeterna Zentaris Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), understands that Roth Capital Partners, LLC (“Roth”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Offering”) of securities of the Company (the “Securities”) including the Company’s common shares, no par value (the “Common Shares”). In recognition of the benefit that such an Offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Roth that, during the period beginning on the date hereof and ending on the date that is 45 days from the date of the Underwriting Agreement (subject to extensions as discussed below) (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Roth, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Company’s Common Shares or any securities convertible into or exchangeable or exercisable for or repayable with Common Shares (except to the Company as a result of the exercise of any outstanding securities of the Company), whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or any prospectus under applicable Canadian securities laws or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Roth:

(1) (a) as a bona fide gift or gifts or (b) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); provided that (i) Roth receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (ii) any such transfer shall not involve a disposition for value and (iii) no public reporting or filing shall be required or voluntarily made by the undersigned in respect of such transfer, other than such filings required to be made by the undersigned on the System for Electronic Disclosure by Insiders pursuant to applicable Canadian securities laws;

Ex. A-1

(2) pursuant to a bona fide take-over bid made to all holders of common shares of the Company or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this lock-up agreement; and

(3) upon the exercise of any stock options of the Company held by the undersigned on a “cash” or “cashless” basis in accordance with the stock option plan of the Company. For greater certainty, in connection with the exercise of stock options, the undersigned shall be permitted to transfer Common Shares to the Company to fund tax withholding obligations in connection with such exercise, as applicable.

Notwithstanding the foregoing, if:

(1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Roth waives, in writing, such extension.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this lock-up agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on the undersigned by any method authorized by applicable law. The undersigned irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court and irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

The undersigned understands that, if the Underwriting Agreement does not become effective on or prior to October 15, 2012, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released from all obligations under this lock-up agreement.

Ex. A-2

Very truly yours,

Signature:

Print Name:

Ex. A-3